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As filed with the Securities and Exchange Commission on April 20, 2004

Registration No. 333-113760

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DIGIRAD CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	3845	33-0145723
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
13950 Stowe Drive Poway, California 92064 (858) 726-1600 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

David M. Sheehan
Chief Executive Officer
Digirad Corporation
13950 Stowe Drive
Poway, California 92064
(858) 726-1600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John A. de Groot, Esq. Taylor L. Stevens, Esq. Kristopher L. Hanson, Esq. Morrison & Foerster LLP 3811 Valley Centre Drive, Suite 500 San Diego, California 92130 (858) 720-5100	Vera P. Pardee, Esq. Vice-President and General Counsel Digirad Corporation 13950 Stowe Drive Poway, California 92064 (858) 726-1600	Charles K. Ruck, Esq. Scott N. Wolfe, Esq. B. Shayne Kennedy, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 300 San Diego, California 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 EXPLANATORY NOTE

        Digirad Corporation has prepared this Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-113760) for the purpose of filing with the Securities and Exchange Commission certain exhibits to the Registration Statement and amending Item 14 of the Registration Statement to reflect a change to an exhibit number referenced therein. Amendment No. 1 does not modify any provision of the Prospectus that forms a part of the Registration Statement and accordingly such Prospectus has not been included herein.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers Inc. filing fee.

SEC registration fee	$10,928
NASD filing fee	9,125
Nasdaq National Market application fee	5,000
Nasdaq National Market entry fee	95,000
Nasdaq National Market annual fee (prorated for 2004)	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Blue sky fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*
Total	$120,053

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers

        As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our restated certificate of incorporation and restated bylaws, which will become effective following the completion of this offering, that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

        As permitted by Section 145 of the Delaware General Corporation Law, our restated bylaws provide that:

  •
  we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

  •
  we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  the rights provided in our restated bylaws are not exclusive.

        Our restated certificate of incorporation, attached as Exhibit 3.1 hereto, and our restated bylaws, attached as Exhibit 3.2 hereto, provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into separate indemnification agreements, a form of which is attached as Exhibit 10.20 hereto, with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

        Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere in this prospectus:

Document	Exhibit Number
Form of Underwriting Agreement	1.1
Form of Restated Certificate of Incorporation to be in effect upon the closing of this offering	3.1
Form of Restated Bylaws to be in effect immediately upon the closing of this offering	3.2
Form of Indemnification Agreement	10.20

Item 15. Recent Sales of Unregistered Securities

        The following list sets forth information regarding all securities we have sold since January 2001. All share amounts and per share prices reflect a 1-for-200 reverse stock split that was effected in October 2002 and a 1-for-        reverse stock split to be effected prior to completion of this offering.

(1)
In January, March and April 2001, we issued and sold to investors 9,694 shares of our Series E preferred stock, at a purchase price of $607.20 per share, for aggregate consideration of approximately $5.9 million.

(2)
In January, March, May, July and December 2001, we issued to certain consultants, in connection with and in partial consideration for services rendered to us, warrants to purchase an aggregate of 1,350 shares of our common stock at exercise prices ranging from $200.00 to $608.00 per share. Upon completion of this offering, these warrants will remain exercisable for an aggregate of 1,350 shares of our common stock at exercise prices ranging from $200.00 to $608.00 per share.

(3)
In January and December 2001, we issued to a consulting firm, in connection with and in partial consideration for services rendered to us, warrants to purchase 100 and 25 shares of our common stock, respectively, at an exercise price of $400.00 and $600.00 per share, respectively. Upon completion of this offering, these warrants will remain exercisable for 100 and 25 shares of our common stock, respectively, at an exercise price of $400.00 and $600.00 per share, respectively.

(4)
In July 2001, we issued to a commercial lender, in connection with and in partial consideration for a loan we received, a warrant to purchase 213 shares of our Series E preferred stock at an exercise price of $607.20 per share. Upon completion of this offering, this warrant will be immediately exercisable for 213 shares of our common stock at an exercise price of $607.20 per share.

(5)
In August 2001, we issued and sold to investors 13,092 shares of our Series F preferred stock, at a purchase price of $650.00 per share, for aggregate consideration of approximately $8.5 million.

(6)
In January 2002, we issued to certain existing investors and a new investor convertible promissory notes bearing 12% interest per annum in connection with a borrowing of an aggregate of approximately $2.0 million from those stockholders and that investor.

(7)
In January 2002, and in connection with the convertible promissory note issuance described in paragraph (3), we issued and sold the parties referred to in paragraph (3) warrants to purchase an aggregate of 790 shares of our common stock for $0.001 per underlying share. Upon the completion of this offering, these warrants will remain exercisable for an aggregate of 790 shares of our common stock at an exercise price of $300.00 per share.

(8)
In April 2002, each of the convertible promissory notes described in paragraph (6) was converted into shares of our Series H preferred stock.

(9)
In April, May and June 2002, we issued shares of our Series G preferred stock to existing investors upon their exchange of 9,611 shares of our Series E preferred stock, for no additional consideration to us. Upon the completion of this offering, the 5,447 shares of our Series E preferred stock outstanding as of December 31, 2003 will convert into 5,447 shares of our common stock.

(10)
In April, May and June 2002, we issued shares of our Series G preferred stock to existing investors upon their exchange of 12,322 shares of our Series F preferred stock, for no additional consideration to us. Upon the completion of this offering, the 770 shares of our Series F preferred stock outstanding as of December 31, 2003 will convert into approximately 824 shares of our common stock.

(11)
In April, May and June 2002, we issued and sold 31,008,401 shares of our Series G preferred stock to existing investors, at a purchase price of $2.00 per share, in exchange for the conversion of outstanding shares of our Series A, Series B, Series C, Series D, Series E and Series F preferred stock having an aggregate liquidation value of approximately $62.0 million.

(12)
Following the issuances of our Series G preferred stock referred to in paragraphs (9), (10) and (11), we issued shares of our common stock to existing investors upon their election to convert 24,191 shares of Series G preferred stock. Upon the completion of this offering, the 30,984,210 shares of Series G preferred stock outstanding as of December 31, 2004 will convert into 30,984,210 shares of our common stock.

(13)
In April, May and June 2002, and concurrently with the conversion of the outstanding shares of our Series A, Series B, Series C, Series D, Series E and Series F preferred stock described in paragraph (11), we issued and sold to investors 12,561,706 shares of our Series H preferred stock, at a purchase price of $1.40 per share, for aggregate consideration of approximately $17.6 million. Upon the completion of this offering, the 12,561,706 shares of our Series H preferred stock outstanding as of December 31, 2003 will convert into 12,561,706 shares of our common stock.

(14)
In March 2002, we issued to two of our consultants, in connection with services rendered to us, warrants to purchase an aggregate of 55 shares of our common stock at an exercise price of $600.00 per share. Upon the completion of this offering, these warrants will remain exercisable for an aggregate of 55 shares of our common stock at an exercise price of $600.00 per share.

(15)
In November 2002, we issued to a third party consulting firm, in connection with services rendered to us, warrants to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $1.40 per share. Upon the completion of this offering, these warrants will remain exercisable for an aggregate of 100,000 shares of our common stock at an exercise price of $1.40 per share.

(16)
In November 2002, we issued to the two principals of the third party consulting firm described in paragraph (15), in connection with services rendered to us, warrants to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $1.40 per share. Upon the completion of this offering, these warrants will remain exercisable for an aggregate of 100,000 shares of our common stock at an exercise price of $1.40 per share.

(17)
In July 2003, we issued to two of our consultants, in connection with services rendered to us, warrants to purchase an aggregate of 1,500 shares of our common stock at an exercise price of $1.40 per share. Upon the completion of this offering, these warrants will remain exercisable for an aggregate of 1,500 shares of our common stock at an exercise price of $1.40 per share.

(18)
From January 2001 through February 29, 2004, we granted options to purchase 6,950,370 shares of our common stock to employees, directors and consultants under our 1995 Stock Option/Stock Issuance Plan, 1997 Stock Option/Stock Issuance Plan and 1998 Stock Option/Stock Issuance Plan at exercise prices ranging from $0.14 per share to $608.00 per share. Of the options granted, 5,613,055 remain outstanding, 36,800 shares of common stock have been purchased pursuant to exercises of stock options and 1,323,662 shares have been repurchased or terminated and returned to the stock option pool available under our 1995 Stock Option/Stock Issuance Plan, 1997 Stock Option/Stock Issuance Plan and 1998 Stock Option/Stock Issuance Plan.

        The offers, sales, and issuances of the securities described in paragraphs (1), (3) - (13) and (15) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs (1), (3) - (13) and (15) were accredited or sophisticated persons and had adequate access, through employment, business or other relationships, to information about us.

        The offers, sales and issuances of the options and common stock described in paragraphs (2), (14) and (16) - (18) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 because the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such options and common stock were our employees, directors or bona fide consultants and received the securities under our compensatory benefit plans or a contract relating to compensation. Appropriate legends were affixed to the share certificates issued in such transactions. Each of these recipients had adequate access, through employment or other relationships, to information about us.

        There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  The following exhibits are filed herewith:

Exhibit Numbers	Exhibit Description
1.1*	Form of Underwriting Agreement.
3.1*	Form of Restated Certificate of Incorporation to be in effect upon the closing of this offering.
3.2*	Form of Restated Bylaws to be in effect upon the closing of this offering.
4.1*	Form of Specimen Stock Certificate.
4.2**	Amended and Restated Investors' Rights Agreement by and among Digirad Corporation and the investors listed on the schedule attached thereto, dated April 23, 2002.
5.1*	Opinion of Morrison & Foerster LLP.
10.1†	License Agreement by and between Digirad Corporation and the Regents of the University of California, dated May 19, 1999, as amended.
10.2†	Software License Agreement by and between Digirad Corporation and Segami Corporation, dated June 16, 1999.
10.3†	License Agreement by and between Digirad Corporation and Cedars-Sinai Health System, dated May 22, 2001.
10.4†	License Agreement by and between Digirad Corporation and Cedars-Sinai Health System, dated April 1, 2003.
10.5†	Development and Supply Agreement by and between Digirad Corporation and a supplier, dated June 18, 1999
10.6†	Loan and Security Agreement by and between Digirad Corporation and Silicon Valley Bank, dated July 31, 2001, as amended.
10.7	Irrevocable Standby Letter of Credit executed by Silicon Valley Bank in favor of Digirad Corporation, dated November 5, 2003.
10.8**	Loan Agreement by and between Digirad Corporation and Gerald G. Loehr Trust, dated September 1, 1993, as amended.
10.9**	Loan Agreement by and between Digirad Corporation and Clinton L. Lingren, dated September 1, 1993, as amended.
10.10**	Loan Agreement by and between Digirad Corporation and Jack F. Butler, dated September 1, 1993, as amended.
10.11	Equipment Lease Agreement by and between Orion Imaging Systems, Inc. and MarCap Corporation, dated October 1, 2000.
10.12	Equipment Lease Agreement by and between Digirad Imaging Solutions, Inc. and MarCap Corporation, dated June 13, 2003.
10.13	Master Equipment Lease Agreement by and between Digirad Imaging Solutions, Inc. and DVI Financial Services, Inc., dated May 24, 2001.
10.14**	Sublease Agreement by and between Digirad Corporation as sublessee and REMEC, Inc. as sublessor, dated November 3, 2003.
10.15*#	1995 Stock Option/Stock Issuance Plan.
10.16*#	1997 Stock Option/Stock Issuance Plan.
10.17#	1998 Stock Option/Stock Issuance Plan, as amended.
10.18*#	2004 Stock Incentive Plan.
10.19*#	2004 Non-Employee Director Option Program.
10.20*#	Form of Indemnification Agreement.

10.21#†	Letter Agreement by and between Digirad Corporation and David M. Sheehan, dated June 11, 2002.
10.22	Loan and Security Agreement by and between Orion Imaging Systems, Inc., Digirad Imaging Systems, Inc. and Heller Healthcare Finance, Inc., dated January 9, 2001, as amended.
10.23*	Master Lease Agreement by and between Digirad Corporation and GE Healthcare Financial Services, dated September 26, 2000.
10.24†	Consulting Agreement by and between Digirad Corporation and McAdams and Whitham Consulting, dated January 6, 2003.
10.25†	Agreement for Services by and between Digirad Imaging Solutions, Inc. and MBR Associates, Inc., dated April 1, 2002.
10.26	Form of Warrant to purchase shares of Series E Preferred Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.27	Form of Warrant to purchase shares of Series E Preferred Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.28	Form of Warrant to purchase shares of Common Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.29**	Warrant to purchase shares of Series E Preferred Stock by and between Digirad Corporation and Silicon Valley Bank, dated July 31, 2001.
10.30†	Amended and Restated Warrant Issuance Agreement by and between Digirad Corporation and McAdams and Whitham Consulting, LLC and Dr. Stephen A. McAdams and John C. Whitham, dated November 13, 2002.
10.31*	Form of Warrant to purchase shares of Common Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.32†	Form of Warrant to purchase shares of Common Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.33†	Form of Warrant to purchase shares of Common Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
21.1**	Subsidiaries of Digirad Corporation.
23.1**	Consent of Ernst & Young LLP, Independent Auditors.
23.2*	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).
24.1**	Power of Attorney (included on signature page).

*	To be included by amendment.
**	Previously filed.
#	Indicates management contract or compensatory plan.
†
Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.
  (b)
  Financial statement schedule.

        No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

        The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws, the underwriting agreement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        We hereby undertake that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement (No. 333-113769) to be signed on its behalf by the undersigned, thereunto duly authorized in San Diego, California, on this 20th day of April, 2004.

DIGIRAD CORPORATION
By:	/s/ DAVID M. SHEEHAN
Name:	David M. Sheehan
Title:	President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement (No. 333-113769) has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ DAVID M. SHEEHAN David M. Sheehan	President, Chief Executive Officer and Director (Principal Executive Officer)	April 20, 2004
/s/ TODD P. CLYDE Todd P. Clyde	Chief Financial Officer (Principal Financial and Accounting Officer)	April 20, 2004
* Timothy J. Wollaeger	Chairman of the Board of Directors	April 20, 2004
* Raymond V. Dittamore	Director	April 20, 2004
* Robert M. Jaffe	Director	April 20, 2004
* R. King Nelson	Director	April 20, 2004
* Kenneth E. Olson	Director	April 20, 2004
* Douglas Reed, M.D.	Director	April 20, 2004
*By:	/s/ DAVID M. SHEEHAN David M. Sheehan Attorney-in-fact

 Index to Exhibits

Exhibit Numbers	Exhibit Description
1.1*	Form of Underwriting Agreement.
3.1*	Form of Restated Certificate of Incorporation to be in effect upon the closing of this offering.
3.2*	Form of Restated Bylaws to be in effect upon the closing of this offering.
4.1*	Form of Specimen Stock Certificate.
4.2**	Amended and Restated Investors' Rights Agreement by and among Digirad Corporation and the investors listed on the schedule attached thereto, dated April 23, 2002.
5.1*	Opinion of Morrison & Foerster LLP.
10.1†	License Agreement by and between Digirad Corporation and the Regents of the University of California, dated May 19, 1999, as amended.
10.2†	Software License Agreement by and between Digirad Corporation and Segami Corporation, dated June 16, 1999.
10.3†	License Agreement by and between Digirad Corporation and Cedars-Sinai Health System, dated May 22, 2001.
10.4†	License Agreement by and between Digirad Corporation and Cedars-Sinai Health System, dated April 1, 2003.
10.5†	Development and Supply Agreement by and between Digirad Corporation and a supplier, dated June 18, 1999
10.6†	Loan and Security Agreement by and between Digirad Corporation and Silicon Valley Bank, dated July 31, 2001, as amended.
10.7	Irrevocable Standby Letter of Credit executed by Silicon Valley Bank in favor of Digirad Corporation, dated November 5, 2003.
10.8**	Loan Agreement by and between Digirad Corporation and Gerald G. Loehr Trust, dated September 1, 1993, as amended.
10.9**	Loan Agreement by and between Digirad Corporation and Clinton L. Lingren, dated September 1, 1993, as amended.
10.10**	Loan Agreement by and between Digirad Corporation and Jack F. Butler, dated September 1, 1993, as amended.
10.11	Equipment Lease Agreement by and between Orion Imaging Systems, Inc. and MarCap Corporation, dated October 1, 2000.
10.12	Equipment Lease Agreement by and between Digirad Imaging Solutions, Inc. and MarCap Corporation, dated June 13, 2003.
10.13	Master Equipment Lease Agreement by and between Digirad Imaging Solutions, Inc. and DVI Financial Services, Inc., dated May 24, 2001.
10.14**	Sublease Agreement by and between Digirad Corporation as sublessee and REMEC, Inc. as sublessor, dated November 3, 2003.
10.15*#	1995 Stock Option/Stock Issuance Plan.
10.16*#	1997 Stock Option/Stock Issuance Plan.
10.17#	1998 Stock Option/Stock Issuance Plan, as amended.
10.18*#	2004 Stock Incentive Plan.
10.19*#	2004 Non-Employee Director Option Program.
10.20*#	Form of Indemnification Agreement.
10.21#†	Letter Agreement by and between Digirad Corporation and David M. Sheehan, dated June 11, 2002.
10.22	Loan and Security Agreement by and between Orion Imaging Systems, Inc., Digirad Imaging Systems, Inc. and Heller Healthcare Finance, Inc., dated January 9, 2001, as amended.

10.23*	Master Lease Agreement by and between Digirad Corporation and GE Healthcare Financial Services, dated September 26, 2000.
10.24†	Consulting Agreement by and between Digirad Corporation and McAdams and Whitham Consulting, dated January 6, 2003.
10.25†	Agreement for Services by and between Digirad Imaging Solutions, Inc. and MBR Associates, Inc., dated April 1, 2002.
10.26	Form of Warrant to purchase shares of Series E Preferred Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.27	Form of Warrant to purchase shares of Series E Preferred Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.28	Form of Warrant to purchase shares of Common Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.29**	Warrant to purchase shares of Series E Preferred Stock by and between Digirad Corporation and Silicon Valley Bank, dated July 31, 2001.
10.30†	Amended and Restated Warrant Issuance Agreement by and between Digirad Corporation and McAdams and Whitham Consulting, LLC and Dr. Stephen A. McAdams and John C. Whitham, dated November 13, 2002.
10.31*	Form of Warrant to purchase shares of Common Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.32†	Form of Warrant to purchase shares of Common Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.33†	Form of Warrant to purchase shares of Common Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
21.1**	Subsidiaries of Digirad Corporation.
23.1**	Consent of Ernst & Young LLP, Independent Auditors.
23.2*	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).
24.1**	Power of Attorney (included on signature page).

*	To be included by amendment.
**	Previously filed.
#	Indicates management contract or compensatory plan.
†
Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

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EXPLANATORY NOTE
PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings.
SIGNATURES
Index to Exhibits